SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 8, 2004

TELIASONERA AB

(Translation of registrant’s name into English)

Sturegatan 1, S-106 63 Stockholm, Sweden
(Address of principal executive offices)

0-30340

(Commision File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2004	TELIASONERA AB

	By:	/s/ Jan Henrik Ahrnell Vice President and Legal Counsel

Press Release
January 8, 2004

Telia discontinues minute rate for fixed line telephony evenings and weekends; also cuts SMS rate 43 percent

On January 12, 2004, Telia will launch new ways to price fixed line and mobile telephony services. This is a unique solution for the Swedish market – the minute rate for fixed line telephony will be completely discontinued evenings and weekends. The SMS rate for mobile customers will in the new offer be reduced from SEK 1.50 to SEK 0.85 per message.

The new price offers are intended to make it simpler for subscribers and give them greater value for being a Telia customer.

“We know that customers are increasingly demanding simplicity. With these new prices, our customers will have a better overview of their costs. It is also important for Telia to introduce innovative thinking and offer solutions that are beneficial for customers and allow effective use of our fixed network,” says Marie Ehrling, head of TeliaSonera Sweden.

The offer to discontinue the minute rate for fixed telephony in the Swedish market – Telia Fritid – is valid for all calls made from home phones to another fixed telephone, regardless of the operator that the called party uses, during evenings and weekends. This is a unique offer in the Swedish market. In connection with the launch of Telia Fritid, the minute rate for calls made from fixed phones to mobile phones will also be reduced up to 26 percent, and the minute charge for international calls will decrease slightly more than 20 percent. The offer is packaged as follows: customers pay SEK 30 per month and can call evenings and weekends without being charged the minute rate.

“Our investigations show that customers prefer to use an ordinary fixed phone to make long phone calls and Telia Fritid is well suited to satisfy this customer need. Today, as much as 85 percent of all telephone traffic is over the fixed network today,” says Marie Ehrling.

Telia is also launching a new type of subscription for mobile subscribers in Sweden – Telia Mobil 25. The subscription includes 25 free minutes per month for calls made to other Telia customers. In Telia Mobil 25, the price for calls to networks of other operators in the daytime will be reduced from SEK 5.40/minute to SEK 3.90/minute, the price for SMS is being reduced from SEK 1.50 to SEK 0.85 per message in Telia’s network and to SEK 1.25 for SMS messages sent to networks of other operators.

_______________________________________________
For further information journalists can contact:
Ola Kallemur, Head of External Communications, TeliaSonera Sweden, +46 70 600 12 59
Hans G. Larsson, Press Manager, TeliaSonera Sweden, Consumer Segment, +46 8 713 58 30

Forward-Looking Statements
Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of September 2003 TeliaSonera had 11,558.000 mobile customers and 8,025,000 fixed customers and 1,555,000 internet customers in its home markets. Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange, the Helsinki Exchanges and the Nasdaq Stock Market in the USA. Pro forma net sales January-September 2003 amounted SEK 60,7 billion (EUR 6.8 billion). The number of employees was 26,216.